Exhibit 2.4

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of January 5, 2026, is entered into by and among FullPAC, Inc., a Nevada corporation (“Parent”), GOVT, Inc., a Nevada corporation and wholly-owned subsidiary of Parent (“Buyer”), Govtext, LLC, a Florida limited liability company (“Seller”), and Elnatan Rudolph, a natural person (“Seller Principal” and, together with Seller, the “Seller Parties”).

WHEREAS, Seller owns and operates a business focused on constituent outreach and possesses certain client contracts, business relationships, client lists, and historical data;

WHEREAS, Buyer is a wholly-owned subsidiary of Parent;

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, certain assets of Seller, in exchange for the consideration described in this Agreement, all on the terms and subject to the conditions set forth herein;

WHEREAS, Seller Principal owns 100% of the issued and outstanding equity interests of Seller and, as such, wishes to ensure Seller’s obligations hereunder; and

WHEREAS, each Seller Party acknowledges that (i) such Seller Party has received adequate consideration for entering into this Agreement and performing such Seller Party’s respective obligations hereunder, (ii) such Seller Party will benefit substantially from the transactions contemplated hereby, and (iii) Buyer and Parent would not have entered into this Agreement without participation, on the terms set forth herein, of each Seller Party.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Purchase and Sale of Assets; No Assumption of Liabilities.

a.	Seller hereby sells, assigns, conveys, transfers and delivers to Buyer, and Buyer hereby purchases from Seller, all right, title, and interest in and to the following assets of Seller (collectively, the “Purchased Assets”), free and clear of any mortgage, pledge, lien, charge, security interest, claim, or other encumbrance or restriction of any kind (“Encumbrances”):

i.	all customer contracts and active business relationships specified on Schedule A hereto (the “Govtext Legacy Clients”);

ii.	all related client lists, contact information, books, files, records, historical data, and documentation; and

iii.	all goodwill and going concern value associated therewith.

b.	Notwithstanding the foregoing, the Purchased Assets shall not include any of the following (collectively, the “Excluded Assets”): (i) any cash or cash equivalents of Seller; (ii) minute books, organizational documents, equity registers and such other books and records of Seller as they pertain to the ownership, organization or existence of Seller; or (iii) rights, interests, or obligations of Seller in or under any employee benefit plan.

c.	Buyer shall not assume, and shall not be responsible to pay, perform, or discharge, any liabilities or obligations of Seller of any kind or nature whatsoever, whether known or unknown, contingent, matured or otherwise, whether currently existing or hereafter created (collectively, the “Retained Liabilities”).

2.	Purchase Price and Closing.

a.	The aggregate purchase price for the Purchased Assets shall be $30,000.00 (the “Purchase Price”), paid by wire transfer of immediately available funds to an account designated by Seller.

b.	The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur simultaneously with the execution of this Agreement. The Purchased Assets shall be deemed for all purposes to have been conveyed by this Agreement, without the need for any further instrument of conveyance.

c.	At the Closing, concurrently herewith,

i.	Parent and Seller Principal are entering into an Independent Referral Partner Agreement, dated as of the date hereof (the “Independent Referral Partner Agreement”); and

ii.	Seller is delivering to Buyer an IRS Form W-9 or affidavit of non-foreign status of Seller that complies with the Treasury Regulations under Code Section 1445.

d.	Within ninety (90) days following the Closing, Buyer shall deliver to Seller a statement allocating the Purchase Price (and any other amounts treated as taxable consideration for federal income tax purposes) among the Purchased Assets and the covenants described in Section 4(b) (the “Purchase Price Allocation Statement”). All tax returns and reports filed by Buyer and Seller shall be prepared consistently with the Purchase Price Allocation Statement. No Party shall take or permit others to take on its behalf any position for tax purposes that is inconsistent with the Purchase Price Allocation Statement unless required to do so by applicable law.

3.	Representations and Warranties of the Seller Parties. The Seller Parties hereby jointly and severally represent and warrant to Buyer that:

a.	Seller is a limited liability company, duly organized, validly existing, and in good standing under the laws of the state of Florida, and has full power and authority to enter into this Agreement. Seller Principal has full power, authority and legal capacity to enter into this Agreement and the Independent Referral Partner Agreement.

b.	The execution, delivery and performance by the Seller Parties of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (i) violate or conflict with the organizational documents of Seller; (ii) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to the Seller Parties or the Purchased Assets; (iii) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which any Seller Party is a party or to which any of the Purchased Assets are subject; or (iv) result in the creation or imposition of any Encumbrance on the Purchased Assets. No consent, approval, waiver or authorization is required to be obtained by any Seller Party from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by the Seller Parties of this Agreement and the consummation of the transactions contemplated hereby.

c.	Seller is the sole legal and beneficial owner of the Purchased Assets (whether tangible or intangible), free and clear of all Encumbrances.

d.	Seller has timely filed or caused to be filed all federal, state, local and foreign tax returns (or extensions therefor) required to be filed and has paid or caused to be paid all taxes required to be paid in respect of the periods for which tax returns are due (whether or not shown on such tax returns). All tax returns of Seller are true, correct and complete in all material respects. All taxes that Seller is or was required to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper governmental authority.

e.	Seller has operated its business in material compliance with all applicable federal, state and local laws and regulations. Seller has and duly maintains all licenses and permits that are required for the operation of its business as currently conducted.

f.	There is no claim, action, suit, proceeding, or governmental investigation pending or, to the Seller Parties’ actual or constructive knowledge, threatened against or by any Seller Party (i) relating to or affecting the Purchased Assets or (ii) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. The Seller Parties do not have any actual or constructive knowledge of any event or circumstance that may give rise to, or serve as a basis for, any such claim, action, suit, proceeding, or governmental investigation.

g.	The Seller Parties have not received any written, or, to the Seller Parties’ actual or constructive knowledge, oral notice that any Govtext Legacy Client intends (i) to discontinue doing business with Seller or, following the Closing, Buyer, (ii) to materially reduce the amount (in volume or pricing) of business with Seller or, following the Closing, Buyer from the amounts achieved by Seller during 2025, or (iii) otherwise to materially and adversely modify its relationship with Seller or, following the Closing, Buyer. No Govtext Legacy Client is renegotiating any contract with Seller or has been in any material dispute with Seller.

4.	Post-Closing Covenants

a.	From time to time after the date hereof at Buyer’s request, the Seller Parties will execute, acknowledge, and deliver to Buyer such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications, and further assurances as the Buyer may reasonably require in order to effect, consummate, confirm or evidence the transactions contemplated hereby and to carry out, evidence, and confirm the intended purposes of this Agreement.

b.	For a period of two (2) years following the Closing, none of the Seller Parties shall, directly or indirectly, cause, solicit, induce or encourage any of the Govtext Legacy Clients to terminate or modify its business relationship with Buyer or to do business with a competitor of Buyer. The Seller Parties specifically acknowledge and agree that money damages for any breach of the foregoing will be inadequate and that Buyer, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever.

c.	From and after the Closing, the Seller Parties shall keep confidential, and shall not, directly or indirectly, disclose, reveal, divulge or communicate to any person other than authorized officers, managers and employees of Buyer, or use or otherwise exploit for their own benefit or for the benefit of anyone other than Buyer, any non-public or proprietary information, trade secrets, or client data related to the Purchased Assets. Notwithstanding the foregoing, the Seller Parties shall be permitted to disclose any such non-public or proprietary information, trade secrets, or client data if and to the extent such disclosure is required by applicable law; provided that the applicable Seller Party shall, to the extent reasonably possible, provide Buyer with prompt notice of such legal requirement prior to making any disclosure so that Buyer may seek an appropriate protective order and shall cooperate with Buyer, at Buyer’s sole expense, in any attempt by Buyer to seek and obtain an appropriate protective order.

d.	For a period of not fewer than twelve (12) months following the date hereof, Seller shall maintain its existence as a limited liability company in good standing and shall not liquidate, wind up or dissolve. Following the expiration of such 12-month period, should Seller determine to dissolve, Seller shall follow the notice procedure set forth by all applicable Codes of the State of Florida. The Seller Parties further covenant to maintain adequate reserves for the satisfaction of the Retained Liabilities (whether known or unknown, liquidated or contingent).

5.	Indemnification. All representations, warranties, covenants and agreements contained herein and all related rights to indemnification shall survive the Closing indefinitely. The Seller Parties shall, jointly and severally, defend, indemnify and hold harmless Buyer, its affiliates and their respective stockholders, directors, members, managers, officers, and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including reasonable attorneys’ fees and disbursements, to the extent arising from or relating to: (a) any material inaccuracy in or material breach of any of the representations or warranties of Seller contained in this Agreement or any document to be delivered hereunder; (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by a Seller Party pursuant to this Agreement or any document to be delivered hereunder; or (c) any Excluded Asset or Retained Liability.

6.	Miscellaneous

a.	This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

b.	This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

c.	Except as provided in Section 5, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

d.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflict of law principles.

e.	This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party hereto of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party hereto shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

f.	Any action arising under this Agreement shall be brought in a court of competent jurisdiction. Each party waives any objection to the laying of venue in such courts and any claim of inconvenient forum.

g.	EACH PARTY IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LEGAL ACTION ARISING OUT OF THIS AGREEMENT.

h.	If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

i.	Each party hereto agrees that the Purchased Assets being conveyed hereunder are unique, and irreparable damages would occur, and money damages would be inadequate, if any provision of this Agreement were not performed in accordance with the terms hereof or thereof and that, in the event of a breach or threatened breach of this Agreement, the parties hereto shall be entitled to seek injunctive relief and specific performance of the terms hereof and thereof, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto irrevocably waives any requirement for the securing or posting of any bond, or for the proving of any actual or special damages, in connection with any injunctive relief or specific performance described within this Section 6(i). Each Party further agrees that the only permitted objection that it may raise in response to any Action for any injunctive relief or specific performance described within this Section 6(i) is that it contests the existence of a breach or threatened breach of this Agreement. The remedies provided herein shall be cumulative and shall not preclude the assertion by any party of any other rights or the seeking of any other remedies against any other party.

j.	Unless the context otherwise requires, (a) all references to Sections are to Sections in this Agreement, (b) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (c) the use of the word “including” in this Agreement shall be by way of example rather than limitation, (d) a reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns, (e) the word “or” shall not be exclusive and (f) the phrase “to the extent” shall mean the degree to which a subject extends to an applicable matter, and such phrase shall not simply mean “if”. Each Party participated in the negotiation and drafting of this Agreement, assisted by such legal and tax counsel as it desired, and contributed to its revisions.

k.	This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail with such copy attached as a .pdf shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement may be executed with electronic signatures.

IN WITNESS WHEREOF, the undersigned has executed this Asset Purchase Agreement as of the first date written above.

SELLER:
GOVTEXT, LLC,
a Florida limited liability company

By:	/s/ Elnatan Rudolph
Elnatan Rudolph,
Authorized Member

SELLER PRINCIPAL:

By:	/s/ Elnatan Rudolph
Elnatan Rudolph

BUYER:
GOVT, INC.,
a Nevada corporation

By:	/s/ Travis Trawick
Travis Trawick,
President

PARENT:
FULLPAC, INC.,
a Nevada corporation

By:	/s/ Travis Trawick
Travis Trawick,
Chief Executive Officer

SCHEDULE A

[List of Govtext Legacy Clients]